Exhibit 99.3

July 29, 2020
Reference: 51579/152

Aphria Inc.

98 Talbot Street West

Leamington, Ontario N8H 1M8

Canada

Re:	Prospectus supplement of Aphria Inc.

We refer to the prospectus supplement dated July 29, 2020 (the "Prospectus Supplement") to the short form base shelf prospectus of Aphria Inc. (the "Corporation") dated November 22, 2019, relating to the offering and sale from time to time common shares in the capital of the Corporation having an aggregate offering price of up to US$100,000,000.

We hereby consent to the use of our firm name under the heading "Legal Matters" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP